This filing is made pursuant to Rule 424(b)(3)
under the Securities Act of 1933 in
connection with Registration No. 333-99001

PROSPECTUS

10,422,295 Shares

of Class A Common Stock

Science Applications International Corporation

           SAIC is offering 8,814,095 shares of its Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which sales may be attributed to SAIC by the SEC.

      The selling stockholders may from time to time offer and sell up to an aggregate of 1,608,200 shares of Class A common stock under this prospectus.

      Our certificate of incorporation limits a stockholder’s right to transfer these shares. We have a right to repurchase the shares if a stockholder’s employment or affiliation with us terminates.

      All stockholders who sell shares in our limited market, other than our retirement plans, will pay a sales commission. We will receive proceeds only from sales of shares made directly by us. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to SAIC by the SEC.

       Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 2 to read about factors you should consider before buying shares of our common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The Class A common stock is not listed on any national securities exchange or the Nasdaq stock market. Our board of directors determines the price at which shares are purchased. They use a valuation process, which includes a formula and the assistance of an independent appraisal firm, to establish the stock price. The price of the shares on December 19, 2002 was $28.31.

The date of this prospectus is December 19, 2002

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
RISK FACTORS
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE LIMITED MARKET
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
DIRECT STOCK PURCHASE PROGRAM
PLAN OF DISTRIBUTION
IMPLEMENTATION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (“SFAS”) NO. 142, “GOODWILL AND OTHER INTANGIBLE ASSETS”
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
LEGAL MATTERS
AVAILABLE INFORMATION
INCORPORATION OF INFORMATION BY REFERENCE
INDEMNIFICATION

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

      We provide diversified professional and technical services involving the application of scientific expertise to solve complex problems for both commercial and government customers in the U.S. and abroad. These services include software, engineering and consulting services, advanced research and development and technical training and frequently involve computer and systems technology. Through one of our subsidiaries, Telcordia Technologies, Inc. (which we refer to as “Telcordia”), we are a global provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

      We provide technical services mainly in the following market areas:

•	national security

•	health care

•	environment

•	energy

•	telecommunications

•	information technology

      Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the securities.

RISK FACTORS

      You should carefully consider the risks and uncertainties described below in your evaluation of our business and us. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our common stock could decline.

Risks Relating to Our Business

A substantial percentage of our revenue is from U.S. Government customers and the regional Bell operating companies

      We derive a substantial portion of our revenues from the U.S. Government as a prime contractor or a subcontractor. The percentage of total revenues from the U.S. Government was 58% in fiscal year 2002, 54% in fiscal year 2001 and 52% in fiscal year 2000. Our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Furthermore, even if the overall level of U.S. Government spending does increase or remains stable, the budgets of the government agencies with whom we do business may be decreased or our projects with them may not be sufficiently funded, particularly because Congress usually appropriates funds for a given project on a fiscal-year basis even though contract performance may take more than one year. In addition, obtaining U.S. Government contracts remains a highly competitive process and this has led to a greater portion of our revenue base being associated with contracts providing for a lower amount of reimbursable cost than we have traditionally been able to recover.

      Telcordia historically has derived a majority of its revenues from the regional Bell operating companies which we call “RBOCs.” The percentage of total Telcordia revenues from the RBOCs was 65% in fiscal year 2002, 62% in fiscal year 2001 and 53% in fiscal year 2000. With the downturn in the telecommunications industry, Telcordia’s business is more dependent on its business from the RBOCs and it continues efforts to diversify its business by obtaining new customers. As a result of the changes and continuing decline in the marketplace, Telcordia’s customers, particularly the RBOCs, continue to reduce their contract spending and place pressure on Telcordia for reduced pricing and less favorable terms on existing and future contracts. Telcordia continues to seek opportunities for growth but on a more focused basis. A continued downturn in the telecommunications industry and loss of business from the RBOCs or other commercial customers could further reduce revenues and have an adverse impact on our business.

      We have made progress in our efforts to diversify our business across a greater number of customers. However, we still remain heavily dependent upon the U.S. Government as our primary customer and the RBOCs as a major source of Telcordia’s revenues. Our future success and revenue growth will depend in part upon our ability to continue to expand our customer base.

We face increasing risks associated with our international business

      We are increasingly subject to the risks of conducting business internationally. These risks include:

•	unexpected changes in regulatory requirements

•	tariffs

•	political and economic instability

•	unfamiliar and unknown business practices and customs

•	restrictive trade policies

•	inconsistent product regulation

•	cost of complying with a variety of laws

•	licensing requirements

      We do not know the impact that such regulatory, geopolitical and other factors may have on our business in the future. These risks may be significant for entities such as Informatica Negocios y Tecnologia, S.A. (“INTESA”), a Venezuelan joint venture in which we own 60%. INTESA derives substantially all of its revenues from Petroleos de Venezuela, S.A. (“PDVSA”), Venezuela’s national oil company, which is not only INTESA’s primary customer, but also our joint venture partner that owns 40% of INTESA. During the third quarter of fiscal 2003, revenues from INTESA represented 4% of our consolidated revenues. In addition, the basic term of the outsourcing contract INTESA has with PDVSA expired on June 30, 2002 and the parties are operating under a six-month agreement to allow for ongoing service delivery through December 31, 2002. No further discussions regarding an extension of the contract have occurred and no such extension may occur. In addition, we continue to have negotiations in regard to PDVSA’s request to purchase our ownership interest in INTESA. Therefore, our role in the future ownership and operation of INTESA is highly uncertain. The political and economic environment in Venezuela is very unstable and we are uncertain what impact, if any, this may have on INTESA’s business or the resolution of our joint venture ownership.

      We have transactions denominated in foreign currencies because some of our business is conducted outside of the United States. In addition, our foreign subsidiaries generally conduct business in foreign currencies. We are exposed to fluctuations in exchange rates, which could result in losses and have a significant impact on our results of operations. Our risks include the possibility of significant changes in exchange rates and the imposition or modification of foreign exchange controls by either the U.S. or applicable foreign governments. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. We may use forward foreign currency exchange rate contracts to hedge against movements in exchange rates for contracts denominated in foreign currencies. We cannot assure you that a significant fluctuation in exchange rates will not have a significant negative impact on our results of operations.

Our business could suffer if we lose the services of Dr. Beyster or other key personnel

      Our success to date has resulted in part from the significant contributions of our executive officers, in particular those of our founder and chief executive officer, J.R. Beyster (age 78). Dr. Beyster has been our only chief executive officer and chairman of the board since he founded the company in 1969. He also currently serves as our president. Dr. Beyster plays a key role in many aspects of our business, including marketing, operations and management. Dr. Beyster and our other executive officers are expected to continue to make important contributions to our success. The loss of Dr. Beyster or any of the other key personnel could materially affect our operations. We generally do not have long-term employment contracts with these key personnel nor do we maintain “key person” life insurance policies.

Unsuccessful resolution of the Telkom South Africa Arbitration could harm our business

      Our Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130 million from Telkom South Africa related to a contract dispute. The dispute involves a contract executed on June 24, 1999, pursuant to which Telcordia would provide a Service Activation and Assurance System. The value of Telcordia’s portion of the contracted work was $208 million. Telcordia performed the contract for over 18 months and delivered multiple software releases to Telkom South Africa. On January 12, 2001, Telcordia notified Telkom South Africa that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. On February 2, 2001, Telkom South Africa responded by denying Telcordia’s claims and asserting various breaches on the part of Telcordia. The parties were unable to negotiate a mutually acceptable resolution of the dispute. On March 6, 2001, Telcordia initiated arbitration. On May 22, 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia’s Demand for Arbitration and its Counterclaims against Telcordia.

      Telkom South Africa contends in its Counterclaims that Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. Telkom South Africa’s Counterclaim contains additional claims which have not been quantified by Telkom South Africa. On April 11, 2002, Telkom South Africa filed an amended Answer and Counterclaim. Telcordia disputes Telkom South Africa’s contentions and intends to vigorously defend against these claims while pursuing its own claims in the arbitration. The arbitration hearing to determine the merit of both parties’ substantive claims commenced in May 2002 in Johannesburg, South Africa with witness testimony. Upon completion of witness testimony, Telcordia and Telkom South Africa submitted briefs as requested by the arbitrator. Oral closing arguments were presented in London, England on July 30 and 31, 2002. At the close of the hearing, the arbitrator indicated his intention to issue a decision within four weeks. Telkom South Africa submitted a letter dated August 16, 2002 to the arbitrator indicating that it believed the issue of the interpretation of the contract under the laws of South Africa should be made by the South African High Court rather than the arbitrator. The letter also indicated that if the arbitrator did not refer that issue to the High Court for a decision, Telkom South Africa would file an application with the South African High Court requesting that it decide the issue. In a letter dated August 27, 2002, the arbitrator responded to Telkom South Africa’s letter by reaffirming his intention to declare the proceedings closed and rule on the issues raised in this stage of the arbitration, but posing additional questions to Telkom South Africa regarding its request for a judicial referral. Telkom South Africa filed an application with the South African High Court on August 30, 2002 requesting that the High Court direct the arbitrator to refer all issues of contract interpretation to the High Court (the “Section 20 application”). In a Partial Award dated as of September 27, 2002, the arbitrator dismissed the counterclaims of Telkom South Africa and found that Telkom South Africa repudiated the contract by refusing to take delivery of the December 2000 software release, which complied in all material respects with the contractual specification. In the Partial Award, the arbitrator indicated that Telcordia’s financial claims for debt, damages, extras and costs would be addressed in additional proceedings and that the parties should file written submissions on these issues. In a separate letter dated as of September 27, 2002, the arbitrator expressed his opinion that, in accordance with existing South African law, the High Court should not consider Telkom South Africa’s Section 20 application. While Telkom South Africa has not withdrawn the Section 20 application, Telcordia believes it is now moot under South African law, given that the Arbitrator has issued an award.

      On October 9, 2002, Telcordia filed a Petition to Confirm the Arbitral Award in the U.S. District Court of the District of Columbia. On November 5, 2002, Telkom South Africa filed a Notice of Motion with the South African High Court, requesting that the High Court set aside the Arbitrator’s Partial Award, dismiss the Arbitrator and the International Court of Arbitration, and submit the dispute to a new arbitration panel. The Notice of Motion and supporting affidavit allege that the Arbitrator committed gross irregularities and misconduct, exceeded his powers and manifested bias or partiality against Telkom South Africa. On November 21, 2002, the Arbitrator submitted a Memorandum to the South African High Court responding to the allegations against him, and re-affirming the basis of the Partial Award. Although Telcordia believes Telkom’s Notice of Motion is without merit and constitutes an abuse of process, no assurance can be given that the High Court will not consider Telkom South Africa’s application, or provide all or some portion of the relief requested.

      Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of the arbitration and the related court actions are not presently determinable; however an adverse resolution could materially harm our business, consolidated financial position, results of operations and cash flows. Protracted litigation, regardless of outcome, could result in substantial costs and divert management’s attention and resources.

We face risks relating to Government contracts

      The Government may modify, curtail or terminate our contracts. Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, these programs are normally funded on an annual basis. The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

      Our business is subject to potential Government inquiries and investigations. We are from time to time subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. We cannot assure you that any such inquiry or investigation would not have a material adverse effect on our results of operations and financial condition.

      Our contract costs are subject to audits by Government agencies. The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. These audits may result in adjustments to our contract costs. We normally negotiate with U.S. Government representatives before settling on final adjustments to our contract costs. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2000 and are not subject to further adjustment. We have recorded contract revenues in fiscal years 2001 and 2002 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits.

If we fail to control fixed-price or target cost and fee with risk sharing contracts, it may result in reduced profits or losses

      The percentage of our revenues from firm fixed-price contracts was 29% for fiscal year 2002, 32% for fiscal year 2001 and 36% for fiscal year 2000. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts.

      Many of our customers in the information technology outsourcing business contract on the basis of target cost and fee with risk sharing. The percentage of our revenues derived from target cost and fee with risk sharing contracts was 7% for fiscal year 2002, 5% for fiscal year 2001 and 4% for fiscal year 2000. Under target cost and fee with risk sharing contracts, the customers reimburse our costs plus a specified or target fee or profit; however, if our actual costs exceed the target cost, our target fee and cost reimbursement are reduced by a portion of the overrun. Failure to control costs during performance of the work could result in reduced profits or losses for such contracts.

If we fail to recover pre-contract costs, it may result in reduced profits or losses

      Any costs we incur before the execution of a contract or contract amendment are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. At October 31, 2002, we had pre-contract costs of $31,105,000. We cannot assure you that contracts or contract amendments covering this work will be executed or that we will recover the related costs.

If we fail to implement our acquisition or investment strategy, our business could suffer

      We have historically supplemented our internal growth through acquisitions, investments or joint ventures. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Our acquisition and investment strategy poses many risks, including:

•	We may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate their financial effect on our business

•	Future acquisitions, investments and joint ventures may require us to issue additional common stock, spend significant cash amounts or decrease our operating income

•	We may have trouble integrating the acquired business and retaining its personnel

•	Acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities

•	If our acquisitions or investments fail, our business could be harmed

Unfavorable economic conditions could harm our business

      Our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions may make it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. A decline in economic conditions may have a material adverse effect on our business.

Risks Relating to Our Industry

Our business could suffer if we fail to attract, train and retain skilled employees

      The availability of highly trained and skilled professional, administrative and technical personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians, management and professional personnel is intense and competitors aggressively recruit key employees. Because of our growth and competition for experienced personnel, particularly in highly specialized areas, it has become more difficult to meet all of our needs for these employees in a timely manner. We intend to continue to devote significant resources to recruit, train and retain qualified employees; however, we cannot assure you that we will be able to attract and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on our operations.

Our failure to remain competitive could harm our business

      Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing. We compete with larger companies that have greater financial resources and larger technical staffs. We also compete with smaller, more specialized entities who are able to concentrate their resources on particular areas. We also compete with the U.S. Government’s own in-house capabilities and federal non-profit contract research centers. To continue our success, we must provide superior service and performance on a cost-effective basis to our customers.

Risks Relating to Our Stock

Because no public market exists for our stock, the ability of stockholders to sell their SAIC stock in the limited market is limited

      There is no public market for the Class A common stock. The limited market maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer our stock for sale only on predetermined trade dates and only at the price determined by the board of directors. Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. The trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to modify the stock price set by the board of directors on July 12, 2002 as it no longer represented a fair market value.

If a trade in the limited market is undersubscribed, our stockholders may not be able to sell all the shares they desire to sell

      If the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers in any trade, our stockholders who requested to sell stock may not be able to sell all such stock in that trade. Although we are currently authorized, we are not obligated to purchase shares of Class A common stock in the limited market on any trade date. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the under subscription in the market. This determination is not made until the trade date. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased 14,028,781 shares on the trade dates in fiscal year 2002 and 7,625,797 shares on the trade dates in fiscal year 2001. These purchases accounted for 88.2% and 67.7%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2002 and 2001. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers.

If the increasing trend of trade imbalances continues, we cannot assure you that we will continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell.

The ability of stockholders to sell or transfer their common stock outside the limited market is restricted

      Our certificate of incorporation limits our stockholders’ ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

•	our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market

•	our right to repurchase shares upon the termination of a stockholder’s employment or affiliation with us

      We may, but are not obligated to, defer our repurchase right with respect to those employees who qualify for our Alumni Program.

Our stock price and the price at which all trades in the limited market occur is determined by our board of directors and is not established by market forces

      Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors, substantially all of whom are stockholders, determines the price at which the Class A common stock trades by using the valuation process that includes input from an independent appraiser and a stock price formula as described under “Determination of Offering Price.” The stock price remains in effect until subsequently changed. The board of directors has authorized its stock policy committee to review the stock price during the period between meetings of the board of directors to determine whether the stock price continues to represent a fair market value, and if necessary, modify the price. If a stock price modification is necessary, the stock policy committee would apply the same valuation process used by the board of directors. The stock policy committee modified the stock price on July 29, 2002 after it was determined that the stock price established by the board of directors on July 12, 2002 no longer represented a fair market value. All trades in the limited market will occur at the stock price determined by the board of directors or its stock policy committee. Our board of directors believes the stock price represents a fair market value; however, we cannot assure you that the stock price represents the value that would be obtained if our stock were publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. In addition, our board of directors generally has broad discretion to modify the formula. Absent changes in the market factor used in the formula, which may change from quarter to quarter as appropriate to reflect changing business, financial and market conditions, and accounting and other impacts unrelated to our value, the mechanical application of the formula tends to reduce the impact of quarterly fluctuations in our operating results on the stock price because the formula takes into account our segment operating income for the four preceding quarters.

Future returns on our common stock may be significantly lower than historical returns

      We cannot assure you that the Class A common stock will provide returns in the future comparable to those achieved historically or that the price will not decline.

Changes in our business and the volatility of the market value of our comparable companies may increase the volatility of the stock price

      The stock price could be subject to fluctuations in the future. This volatility is expected to result from the impact on our stock price of:

•	the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in those business areas

•	the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

•	the volatility of the market value of comparable public companies that are considered in our valuation process

•	the impact of the independent appraiser’s consideration in its valuation of the trend of increasing limited market trade imbalances and our inability to guarantee 100% liquidity in the quarterly trades, regardless of the amount of the undersubscription

Restrictions in our certificate of incorporation and bylaws may discourage takeover attempts that you might find attractive

      Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors not endorsed by us.

Federal legislation has been proposed that may impact our retirement plans, stock system and liquidity

      Federal legislation has been proposed that, if adopted, would impose new requirements and restrictions on certain types of retirement plans which could impact our stock system and liquidity. If legislation of this nature were adopted, it would be likely that purchases of our stock by our retirement plans would decrease and sales increase. If this occurred, the ability of our stockholders to resell their shares in the limited market may be adversely affected. In addition, reduced purchases (or increased sales) of our stock by the trustees of our retirement plans may adversely impact our liquidity and cash position. Because of the uncertainty of if, when, and in what final form such legislation may be enacted, we are unable to determine the impact this legislation might have on our retirement plans, the operation of our limited market and our liquidity and cash needs.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      The information contained in this report or in documents that we incorporate by reference or in statements made by our management includes some forward-looking statements that involve a number of risks and uncertainties. A number of factors, including but not limited to those outlined in the Risk Factors, could cause our actual results, performance, achievements, or industry results to be very different from the results, performance or achievements expressed or implied by these forward-looking statements.

      In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known or unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this report is not a prediction of future events or circumstances and those future events or circumstances may not occur. Given these uncertainties and risks, you are warned not to rely on the forward-looking statements. A forward-looking statement is usually identified by our use of certain terminology, including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates” or “intends,” or by discussions of strategies or intentions. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

THE LIMITED MARKET

      Since our inception, we have followed a policy of remaining essentially employee owned. As a result, there has never been a general public market for any of our common stock. In order to provide liquidity for our stockholders, however, we have maintained a limited secondary market which we call the “limited market,” through our wholly-owned, broker-dealer subsidiary, Bull Inc., which was organized in 1973 for the purpose of maintaining the limited market.

      The limited market permits existing stockholders to offer for sale shares of Class A common stock on predetermined days which we call a “trade date.” Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. In fact, the trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to establish a new stock price after it was determined that the stock price set by the board of directors on July 12, 2002 no longer represented a fair market value. A trade date typically occurs one week after our quarterly board of directors meetings, currently scheduled for January, April, July and October. All shares of Class B common stock to be sold in the limited market must first be converted into 20 times as many shares of Class A common stock. All sales are made at the prevailing price of the Class A common stock determined by the board of directors or its stock policy committee pursuant to the valuation process described below. All participants who wish to participate in a particular trade must submit a trade request in the form of a limit order. A limit order is a request to buy stock at or below the limit price specified by the person placing the order or a request to sell stock at any price equal to or above the limit price specified. A participant may not submit both a buy limit order and a sell limit order for the same trade. A limit order, whether submitted online or in a paper transaction, will not be processed if the limit price is not satisfied by the price established by the board of directors.

      Trade participants may submit their limit order requests either online or in paper format. In order to participate in a particular trade, the participant’s limit order must be received by Bull, Inc. no later than 5 p.m. Pacific Time on the day before the board of directors meeting at which the price of the Class A common stock is determined. After the stock price has been determined, participants have until 5 p.m. Pacific Time on the date of the trade to cancel their orders. In addition, those participants who submitted their orders online may modify their orders until 5 p.m. Pacific Time on the date of the trade. Participants who submitted their order by paper may not modify their orders once submitted, other than to cancel their order. Participants may not change a buy order to a sell order, or a sell order to a buy order. All sellers in the limited market (other than our retirement plans and us) pay Bull, Inc. a sales commission. Stockholders submitting sales orders online pay a commission currently equal to 0.5% of the proceeds from such sales and stockholders submitting sales orders by paper pay a commission currently equal to 1% of the proceeds from such sales. No commission is paid by purchasers in the limited market.

      The purchase of Class A common stock in the limited market is restricted to (i) current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or the operating committee of the board, (ii) current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or the operating committee of the board to purchase a specified number of shares which may exceed the pre-approved limit, and (iii) trustees or agents of the retirement and benefit plans of SAIC and its eligible subsidiaries. These employees, consultants, directors, trustees and agents are referred to as “authorized buyers.” No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market.

      If the aggregate number of shares offered for sale in the limited market on any trade date is greater than the aggregate number of shares sought to be purchased by authorized buyers, offers by stockholders to sell 2,000 or less shares of Class A common stock (or up to the first 2,000 shares if more than 2,000 shares of Class A common stock are offered by any such stockholder) will be accepted first. Offers to sell shares in excess of 2,000 shares of Class A common stock will be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. If, however, there are insufficient purchase orders to support the primary allocation of 2,000 shares of Class A common stock for each proposed seller, then the purchase orders will be allocated equally among all of the proposed sellers up to the total number of shares offered for sale.

      We are currently authorized, but not obligated, to purchase shares of Class A common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and we, in our discretion, determine to make such purchases. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the under subscription in the market. This determination is not made until the trade date. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased 14,028,781 shares on the trade dates in fiscal year 2002 and 7,625,797 shares on the trade dates in fiscal year 2001. These purchases accounted for 88.2% and 67.7%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2002 and 2001. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers. If the increasing trend of trade imbalances continues, we cannot assure you that we will continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell.

      During the 2002 and 2001 fiscal years, the trustees of certain of our retirement and benefit plans purchased an aggregate of 1,450,018 and 1,733,624 shares, respectively, in the limited market. These purchases accounted for approximately 9.1% and 15.4% of the total shares purchased by all buyers in the limited market during fiscal years 2002 and 2001, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock.

      Federal legislation has been proposed that, if adopted, would impose new requirements and restrictions on certain types of retirement plans which could impact our stock system and liquidity. If legislation of this nature were adopted, it could have a significant impact on the level of participation in the limited market by our retirement plans. To the extent that purchases by the trustees of our retirement and benefit plans decrease, and purchases by us decrease or do not increase, the ability of stockholders to resell their shares in the limited market will likely be adversely affected. Although all shares of Class A common stock offered for sale were sold in the limited market on each trade date occurring during the last two fiscal years, we cannot assure you that a stockholder desiring to sell all or a portion of his or her shares of our Class A common stock on any trade date will be able to do so.

      To the extent that the aggregate number of shares sought to be purchased by authorized buyers exceeds the aggregate number of shares offered for sale by stockholders, we may, but are not obligated to, sell authorized but unissued shares of Class A common stock in the limited market. In making this determination, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the over subscription in the market. This determination is not made until the trade date. In fiscal years 2002 and 2001, we did not sell any shares of Class A common stock in the limited market as the number of shares sought to be purchased by authorized buyers did not exceed the number of shares offered for sale by stockholders. To the extent that we choose not to sell authorized but unissued shares of Class A common stock in the limited market, the ability of individuals to purchase shares on the limited market may be adversely affected. We cannot assure you that an individual desiring to buy shares of our Class A common stock in any future trade will be able to do so.

USE OF PROCEEDS

      We are offering shares of Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which shares may be attributable to us by the SEC. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to us by the SEC. We will receive proceeds only from sales made directly by us, if any. The net proceeds to be received by us from the sale of shares of Class A common stock we offer, after deducting expenses payable by us which are estimated to be $144,000, will be used for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

      Our board of directors determines the price of the Class A common stock using the valuation process described below. The board of directors reviews and sets the market factor in the formula, which is set forth below and used in the valuation process, at the value which causes the formula to yield the stock price which the board believes represents a fair market value for the Class A common stock. Our board of directors reviews the stock price at least four times each year, generally at quarterly meetings. These meetings are currently scheduled in January, April, July and October of each year and are held approximately one week before the four predetermined trade dates. The board of directors has authorized its stock policy committee to review the stock price during the period between meetings of the board of directors to determine whether the stock price continues to represent a fair market value, and if necessary, modify the price. If a stock price modification is necessary, the stock policy committee would apply the same valuation process used by the board of directors. The stock policy committee modified the stock price on July 29, 2002 after it was determined that the stock price established by the board of directors on July 12, 2002 no longer represented a fair market value. The Class A common stock is traded in the limited market maintained by Bull, Inc. at the stock price determined by the board of directors or its stock policy committee. Our certificate of incorporation provides that the price of the Class B common stock is equal to 20 times the stock price applicable to the Class A common stock.

      The following formula is used in the valuation process:

      the price per share is equal to the sum of

(1) a fraction, the numerator of which is our stockholders’ equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders’ equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date (“E”) and the denominator of which is the number of outstanding common shares and common share equivalents at the end of such fiscal quarter (“W(1)”) and

(2) a fraction, the numerator of which is 5.66 multiplied by the market factor (“M” or “market factor”), multiplied by our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries (“P”), and the denominator of which is the weighted average number of outstanding common shares and common share equivalents for those four fiscal quarters, as used by us in computing diluted earnings per share (“W”).

      The formula, shown as an equation, is as follows:

Stock Price =	E W (1)	+	5.66MP ------ W

      The number of outstanding common shares and common share equivalents described above in the formula assumes that each share of Class B common stock is converted into 20 shares of Class A common stock.

      The board of directors first used a valuation formula in establishing the price of the Class A common stock in 1972. The valuation formula has periodically been modified ever since. The market factor concept was first added to the formula in 1973 and was mechanically linked to the performance of Nasdaq until 1984. The 5.66 factor was added to the formula in 1976 in connection with other modifications and has not been assessed for change since that time. The 5.66 factor was added as a constant to cause the price generated by the formula to reflect a fair market value of the Class A common stock. In 1984, the board of directors, with the assistance of an outside appraisal firm, began its current practice of establishing the value of the market factor to reflect the broad range of business, financial and market forces that also affect the fair market value of the Class A common stock.

      At its April 2001 meeting, the board of directors approved the modifications of the definitions of the “E” or the stockholders’ equity component and “P” or the earnings component of the formula, effective as of the July 2001 valuation. The revised definitions of these terms are set forth above in the discussion of the formula. Before approving these changes to the formula, the board of directors consulted with Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“HLHZ”), an independent valuation firm, and then determined that these definitional changes are appropriate and that our valuation process will continue to generate a fair market value of the Class A common stock within a broad range of financial criteria. All other terms of the formula remained unchanged.

      The board of directors has broad discretion to modify the valuation process. However, the board of directors does not anticipate changing the valuation process unless:

•	a change in the formula or any other aspect of the valuation process used to value the Class A common stock is required under applicable law, or

•	in the good faith exercise of its fiduciary duties and after consultation with our independent accountants as to whether the change would result in a charge to earnings upon the sale of Class A common stock, the board of directors, including a majority of the directors who are not our employees, determines that the valuation process no longer results in a fair market value for the Class A common stock, or

•	in the good faith exercise of its fiduciary duties, the board of directors, including a majority of directors who are not our employees, after consulting with an independent appraisal firm, determines that a change in the formula or any other aspect of the valuation process is appropriate and that the stock price established by the board of directors through the modified valuation process reflects a fair market value of the Class A common stock.

      In determining the price of the Class A common stock, the board of directors considers many relevant factors, including:

•	the performance of the general securities markets and relevant industry groups

•	our historical financial performance versus comparable public companies

•	the prospects for our future performance

•	the value of our investments

•	general economic conditions

•	valuation input from HLHZ

      In conjunction with the board of directors’ valuation process, HLHZ prepares an appraisal of the Class A common stock. The stock price and market factor, as determined by the board of directors, remain in effect until subsequently changed by the board of directors or its stock policy committee. The board of directors believes that the current valuation process results in a value which represents a fair market value for the Class A common stock within a broad range of financial criteria.

      The price of the Class A common stock could be subject to fluctuations in the future due to a number of factors, including:

•	the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in these business areas

•	the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

•	the impact of the volatility of the market value of comparable public companies that are considered in our valuation process

•	the impact of the independent appraiser’s consideration in its valuation of the trend of increasing limited market trade imbalances and our inability to guarantee 100% liquidity in the quarterly trades, regardless of the amount of the undersubscription

Stock Price Table

      The following table sets forth information concerning the formula price for the Class A common stock, the applicable price for the Class B common stock and each of the variables contained in the formula, including the market factor, in effect for the periods beginning on the dates indicated. There can be no assurance that the Class A common stock or the Class B common stock will in the future provide returns comparable to historical returns.

						Price	Price
					“W” or	Per Share	Per Share
		“E” or	“W1” or		Weighted	of Class A	of Class B	Percentage
	Market	Stockholders’	Shares	“P” or	Avg. Shares	Common	Common	Price
Date	Factor	Equity(1)	Outstanding(2)	Earnings(3)	Outstanding(4)	Stock	Stock	Change(5)

July 13, 2001	2.90	$3,240,228,000	238,760,127	$264,390,000	243,836,689	$31.37	$627.40	3.9%
October 12, 2001	2.90	$2,916,237,000	230,102,050	$283,936,000	237,824,353	$32.27	$645.40	2.9%
January 11, 2002	2.90	$2,711,163,000	222,177,263	$292,044,000	231,029,621	$32.95	$659.00	2.1%
April 12, 2002	2.90	$2,455,657,000	215,804,158	$297,660,000	225,382,561	$33.06	$661.20	0.3%
July 12, 2002	2.60	$2,483,464,000	215,331,807	$319,724,000	218,864,381	$33.03	$660.60	(0.1)%
July 29, 2002	2.10	$2,483,864,000	215,331,807	$319,724,000	218,864,381	$28.90	$578.00	(12.5)%
October 11, 2002	1.90	$2,394,108,000	209,578,812	$335,148,000	213,397,043	$28.31	$566.20	(2.0)%

(1)	“E” or Stockholders’ Equity is our stockholders’ equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders’ equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock, or similar transactions closed, as of the valuation date.

(2)	“W1” or Shares Outstanding is the number of outstanding common shares and common share equivalents at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.

(3)	“P” or Earnings is our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. The aggregate amount of these items on a pre-tax basis is disclosed as “segment operating income” in our consolidated quarterly and annual financial statements filed with the SEC.

(4)	“W” or Weighted Average Shares Outstanding is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by us in computing diluted earnings per share.

(5)	Value shown represents the percentage change in the price per share of Class A common stock from the prior valuation.

DIRECT STOCK PURCHASE PROGRAM

      Under our direct stock purchase program, our employees, directors and consultants are eligible to purchase Class A common stock in the limited marked on a trade date at the stock price determined by our board of directors. The purchase of Class A common stock in the limited market is restricted to:

(i) current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or the operating committee of the board,

(ii) current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or the operating committee of the board to purchase a specified number of shares which may exceed the pre-approved limit, and

(iii) trustees or agents of the retirement and benefit plans of SAIC and eligible subsidiaries.

No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market. Employees may not request to both buy and sell Class A common stock in the same trade. Receipt of this document does not entitle the recipient to automatically participate in the limited market.

Pre-approved Employee Purchases

      Employees of SAIC and eligible subsidiaries are currently pre-approved by the operating committee of the board to purchase up to approximately $20,000 worth of Class A common stock in the limited market on a trade date. The minimum number of shares that may be purchased in a quarterly trade is adjusted each trade to approximately $500 worth of Class A common stock. The board of directors or the operating committee may modify the amount of the pre-approved purchase and the minimum purchase at any time in its sole discretion.

      Through our first time buyer program (FTBP), employees who have never before purchased stock in a trade may purchase a minimum of approximately $500 up to a maximum of approximately $2,000 of Class A common stock (rounded down to the next whole share) and receive a match of two vesting stock options for every share purchased under the FTBP. An employee may only participate in the FTBP once, but may purchase additional shares (without the automatic option match) in that same trade or in any subsequent trade.

Offer Cycle Purchases Subject to Approval

      Current employees, consultants and non-employee directors may also purchase Class A common stock in the limited market if, and to the extent, approved by the board of directors or operating committee of the board. These approvals are obtained pursuant to the process outlined below which is commonly referred to as the offer cycle. Employees who wish to request a purchase of more than $20,000 must submit a request prior to the trade date through their manager or group stock coordinator by a pre-established deadline (generally at least seven weeks prior to the trade date). Consultants, non-employee directors and employees on leave of absence for personal reasons (other than military leave, medical leave and family leave) are ineligible to purchase stock pursuant to the pre-approved employee purchase process and must submit any request to purchase Class A common stock (even those less than $20,000) prior to the trade date through the offer cycle by a pre-established deadline. Stock purchase requests endorsed by the group manager are submitted to SAIC Stock Programs, which facilitates the review of the requests by the operating committee. The operating committee typically meets approximately three to four weeks prior to the trade and makes determinations concerning each purchaser’s request. Proposed purchasers either receive an offer letter stating the approved purchase amount or are notified if the operating committee has modified or denied the request. An offer letter is mailed to approved purchasers approximately two weeks prior to the trade. The offer letter does not obligate the approved purchaser to make the purchase. Payment for the purchase of the Class A common stock must be received by Bull, Inc. (if by check) no later than 5 p.m. Pacific Time on the day before the board of directors meeting at which the price of the Class A common stock is determined, or initiated by the purchaser (if by electronic funds transfer), by 5 p.m. Pacific Time on the day of the trade, or the offer expires and the approved purchaser cannot purchase shares in the trade.

Miscellaneous

      The direct stock purchase program is not subject to ERISA. There is no income tax withholding or assessment required at the time of the stock purchase. A taxable event occurs upon the sale or other disposition of the shares.

      The board of directors and operating committee of the board make determinations relating to the eligibility and participation limits and certain higher level policy aspects of the program. SAIC’s Corporate Executive Vice President for Administration and Corporate Secretary makes administrative decisions concerning the program. The program is currently expected to continue indefinitely.

      You should not construe the contents of this prospectus or any prior or subsequent communications from us, whether written or oral, as investment, tax or legal advice. This prospectus and its exhibits should be reviewed by your investment, tax or other advisors, accountants and/or legal counsel.

Additional Information

      Our stockholders receive a quarterly report of their SAIC stock account. Additional information about purchasing Class A common stock in the limited market under the direct stock purchase program or the program’s administrators may be obtained by calling SAIC’s Stock Programs during normal business hours at (800) 785-7764 or writing to them at our principal executive offices, 10260 Campus Point Drive, San Diego, CA 92121.

PLAN OF DISTRIBUTION

Class A Common Stock Offered by or Attributed to SAIC

      The shares of Class A common stock offered by us may be offered directly or contingently to present, future and potential employees, consultants and directors of SAIC or any entity in which we have an equity interest (which we refer to as an “affiliate”). We believe that our success depends on our employees, consultants and directors. Therefore, our general policy is to offer these persons opportunities to acquire SAIC Class A common stock as an incentive to become or remain employed by, or affiliated with, us or our affiliates.

      As described above under “Direct Stock Purchase Program,” the board of directors or the operating committee of the board of directors is authorized to offer shares of Class A common stock to the employees, directors, consultants and trustees or agents of the retirement and benefit plans of SAIC and its affiliates. These sales may be made in our limited market or made directly by us from time to time. In addition, a stockholder may offer to sell shares in our limited market and these sales may be attributed to us by the SEC. Our certificate of incorporation provides that all shares of Class A common stock are subject to a right of first refusal and a right of repurchase by us upon termination of employment or affiliation by an individual stockholder. The repurchase restriction does not apply to qualified employees who elect to have us defer our repurchase rights by entering into a repurchase agreement with us.

Class A Common Stock Offered by the Selling Stockholders

      The selling stockholders whose shares of Class A common stock are also being offered under this prospectus may offer 1,608,200 shares of Class A common stock. The selling stockholders will not be treated more favorably than other stockholders selling in our limited market. Like all stockholders selling shares in the limited market (other than our retirement plans), the selling stockholders will pay a sales commission to our wholly-owned, broker-dealer subsidiary, Bull, Inc.

IMPLEMENTATION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS

(“SFAS”) NO. 142, “GOODWILL AND OTHER INTANGIBLE ASSETS”

      Effective February 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” which changes the accounting for goodwill such that the amortization of goodwill ceases. Instead of amortization, the carrying value of goodwill is evaluated for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit, which includes the allocated goodwill, below its carrying value. Intangible assets with indefinite lives are no longer amortized in accordance with SFAS No. 142. We do not have any intangible assets with indefinite lives. Intangible assets with finite lives continue to be amortized over their useful lives and are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

      The following unaudited pro forma information presents net income and earnings per share as if we had adopted SFAS No. 142 effective at the beginning of the periods specified and, accordingly, did not amortize goodwill.

	Year Ended January 31

	2002	2001	2000

	(In thousands, except per share amounts)
Income before cumulative effect of accounting change, as reported	$18,206	$2,058,956	$619,849
Amortization of goodwill, net of tax	17,303	17,265	14,498

Pro forma income before cumulative effect of accounting change	35,509	2,076,221	634,347
Cumulative effect of accounting change, net of tax	711	—	—

Pro forma net income	$36,220	$2,076,221	$634,347

Basic Earnings Per Share:
Income before cumulative effect of accounting change, as reported	$.08	$8.76	$2.61
Amortization of goodwill, net of tax	.08	.07	.06

Pro forma income before cumulative effect of accounting change	.16	8.83	2.67
Cumulative effect of accounting change, net of tax	.01	—	—

Pro forma basic earning per share	$.17	$8.83	$2.67

Diluted Earnings Per Share:
Income before cumulative effect of accounting change, as reported	$.08	$8.11	$2.42
Amortization of goodwill, net of tax	.08	.07	.06

Pro forma income before cumulative effect of accounting change	.16	8.18	2.48
Cumulative effect of accounting change, net of tax	—	—	—

Pro forma diluted earnings per share	$.16	$8.18	$2.48

      As previously disclosed in our Annual Report on Form 10-K for the year ended January 31, 2002, the cumulative effect of accounting change of $711,000 referred to in the table above relates to our adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” in the prior fiscal year.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue

•	1,000,000,000 shares of Class A common stock

•	5,000,000 shares of Class B common stock

•	3,000,000 shares of preferred stock

      As of December 10, 2002, 185,256,448 shares of Class A common stock, 240,812 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

      As of December 10, 2002, there were 30,513 record holders of Class A common stock and 178 record holders of Class B common stock.

Common Stock

     General

Voting

      Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

      All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

Classified Board of Directors

      Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 20 directors, with seven directors in each of Class I and Class III and six directors in Class II. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

Dividends

      Subject to the rights of any preferred stockholders, the common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

Reclassification

      Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

Prohibition on Issuance of Class B Common Stock

      Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into

20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

Mergers, Consolidations or Business Combinations

      In any merger, consolidation or business combination to which we are a party, other than one in which we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

Mergers with Related Persons

      Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A “related person” means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

      The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

(1) is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

(2) is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

(3) involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

Amendment of Charter

      The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

Transfer Agent

      We act as our own transfer agent for both the Class A and Class B common stock.

Restrictions on Class A Common Stock

      The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including:

Right of Repurchase upon Termination of Employment or Affiliation

      Generally, shares of Class A common stock are subject to a right of repurchase upon the termination of the stockholder’s employment or affiliation with us.

      Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

•	in connection with our reorganization in 1984 in exchange for shares that were not subject to a right of repurchase upon termination of employment or affiliation

•	upon exercise of a non-qualified stock option granted before October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

•	in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

•	in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

      Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

•	any of our employee benefit plans, except the Employee Stock Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

•	any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

      Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

      If we repurchase the shares, the price will be the stock price per share on the date

•	of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

•	the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

      We will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

      With respect to stock options issued after March 1, 2001, and options issued prior to March 1, 2001 for which the holder has exercised an addendum agreement, if the holder exercises these options within 6 months of termination or within the proper time after termination, our right of repurchase becomes effective 180 days after the option shares are purchased. If we repurchase the shares, the price will be the share price in effect on the 180th day after the option was exercised. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after the exercise and paying for such shares within 270 days after the exercise.

      With respect to shares distributed under our Management Stock Compensation Plan and Key Executive Stock Deferral Plan after termination of employment or affiliation, our right of repurchase becomes effective 210 days after distribution, which we refer to as the effective date. Our right of repurchase is exercised by mailing written notice to the stockholder within 60 days following the effective date. If we repurchase the shares, the price will be the price per share on the effective date.

      We may, but are not obligated to, defer our repurchase right by entering into a deferral agreement with qualified employees. Under the deferral agreement, we defer the repurchase right on qualified employees’ direct stock holdings for a specific period of time, typically five years. Under the Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with us at the date of his or her retirement generally can enter into such a deferral agreement. During the deferral period, the stockholder may sell shares in our limited market. At the end of the deferral period, all the shares will be subject to repurchase at the stock price in effect at that time, unless we agree to extend the agreement. The Alumni Program pertains only to the deferral of the right of repurchase. It does not provide the employee any rights with respect to the vesting or prevent the forfeiture of any shares or options the employee holds at the date of his or her retirement, nor does it guarantee that we will repurchase the shares at the end of the deferral period.

     Right of First Refusal

      If a stockholder wants to sell any shares of Class A common stock other than in the limited market, the stockholder must give notice first to our corporate secretary. The notice must include the following:

•	a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

•	a statement signed by the person offering to buy the shares that includes the following: the intended purchaser’s full name, address and taxpayer identification number; the number of shares to be purchased; the price per share to be paid; the other terms under which the purchase is intended to be made; and a representation that the offer, under the terms specified, is valid

•	if the purchase price is payable in cash, a copy of a certified check, cashier’s check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

      We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

     Transfers Other than by Sale

      Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

     Lapse or Waiver of Restrictions

      All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances deemed appropriate.

Preferred Stock

      Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. Further, the issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

      Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

Anti-Takeover Effects

      The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by the board of directors. These provisions include:

•	the classification of our board of directors into three different classes

•	the cumulative voting rights of the stockholders

•	the supermajority vote requirements for mergers or business combinations with related persons

•	the provisions of the certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

•	our right of first refusal

•	our right of repurchase upon termination of employment or affiliation

      These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market.

      These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of us and our stockholders. These provisions may encourage potential acquirers to negotiate directly with our board of directors, which is in the best position to act on behalf of all stockholders.

SELLING STOCKHOLDERS

      Each of the selling stockholders is or has been a director and/or officer of us within the past three years. The following table presents information as of December 10, 2002 regarding the number of shares of Class A common stock owned by each selling stockholder. Shares issuable upon the exercise of stock options that are exercisable within 60 days of December 10, 2002 and shares allocated to the selling stockholder’s accounts as of November 30, 2002 under our employee benefit plans are included. The information shown is adjusted to reflect the sale of all shares of Class A common stock being offered by each selling stockholder. The table does not give effect to the sale of any shares of Class A common stock being offered by us. Except as indicated below, all the shares are owned of record and beneficially. The percentage of shares owned is based upon the total number of outstanding shares of Class A common stock at December 10, 2002.

      Based upon the total number of shares of Class A and Class B common stock outstanding at December 10, 2002 and assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock, Dr. J.R. Beyster owns 1.60% of common stock before the offering and would own 1.48% after the offering and all of the selling stockholders as a group own 3.80% of common stock before the offering and would own 2.96% after the offering.

      The number of shares of Class A common stock sold by any of the selling stockholders pursuant to this prospectus may not exceed, during any three month period, one percent of the total outstanding shares of common stock of SAIC.

      The “Other Selling Stockholders Group” listed in the following table is comprised of 12 directors and officers that together held less than 1% of Class A common stock immediately prior to the offering.

	Shares Owned			Shares Owned
	Prior to Offering			After the Offering
			Number of Shares
Name and Position	Number(1)	Percentage	Being Offered	Number(1)	Percentage

D.P. Andrews	288,263	*	30,000	258,263	*
Corporate Executive Vice President
J.R. Beyster	3,043,733	1.60%	240,000	2,803,733	1.48%
Chairman of the Board, Chief Executive Officer and President
J.E. Glancy	632,902	*	175,000	457,902	*
Director and Executive Vice President
J.D. Heipt	393,471	*	100,000	293,471	*
Corporate Executive Vice President
B.R. Inman	273,659	*	40,000	233,659	*
Director
W.A. Roper, Jr.	230,573	*	75,000	155,573	*
Corporate Executive Vice President
J.P. Walkush	329,073	*	130,000	199,073	*
Director and Executive Vice President
J.H. Warner, Jr.	447,418	*	55,000	392,418	*
Director and Corporate Executive Vice President
Other Selling Stockholders Group	1,644,603	*	763,200	881,403	*

(1)	Includes shares that are owned of record by family members and/or trusts.

(2)	Includes 49,446 shares held by The Beyster Family Foundation.

*	Represents less than 1% of both:

•	the outstanding shares of Class A common stock and

•	the outstanding shares of Class A common stock assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock.

      The 1,608,200 shares of Class A common stock registered for sale by the selling stockholders listed above represent only the maximum number of shares these stockholders may sell in accordance with this prospectus. Of the 1,750,000 shares of Class A common stock offered by selling stockholders under our prospectus dated August 30, 2002, as of December 10, 2002, 141,800 were actually sold by those stockholders.

LEGAL MATTERS

      The legality of the Class A common stock being offered hereby has been reviewed for us and the selling stockholders by Douglas E. Scott, Esq., Senior Vice President and General Counsel of SAIC. As of December 10, 2002, Mr. Scott owned of record 52,978 shares of Class A common stock, beneficially owned a total of 19,408 shares through our retirement plans, had the right to acquire an additional 43,000 shares pursuant to vested stock options and upon future vesting, will have a right to acquire an additional 104,000 shares pursuant to previously granted stock options.

AVAILABLE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-8 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

      You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street NW in Washington, D.C., or those located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

      We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended January 31, 2002

•	Quarterly Reports on Form 10-Q for the quarters ended April 30, 2002, July 31, 2002 and October 31, 2002

•	Current Reports on Form 8-K filed with the SEC on April 8, 2002, April 17, 2002, July 3, 2002, July 17, 2002, July 29, 2002, July 30, 2002, August 7, 2002, August 15, 2002, August 19, 2002, September 16, 2002, October 2, 2002 and October 16, 2002

•	Proxy Statement dated June 7, 2002

•	All reports we have filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 2002 up to the effective date of this prospectus

•	The description of the Class A common stock, par value $.01 per share, contained in our registration statement on Form 8-A, which was filed with the SEC and declared effective as of August 23, 1984, as amended on April 28, 1998 and September 13, 1999, and including any other amendment or report filed for the purpose of updating such description

      All documents we filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment that indicates all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

      You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address and telephone number:

Science Applications International Corporation 10260 Campus Point Drive San Diego, California 92121 Attention: Corporate Secretary Tel: (858) 826-7323

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

INDEMNIFICATION

      Our restated certificate of incorporation provides for us to indemnify our directors and officers to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted under our amended and restated certificate of incorporation or otherwise to our directors, officers, or controlling persons of SAIC, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of SAIC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

10,422,295 Shares

Class A Common Stock

PROSPECTUS

December 19, 2002